

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2012

Via E-mail
Michael A. Bender
Chief Financial Officer
Spirit Finance Corporation
14631 North Scottsdale Road, Suite 200
Scottsdale, AZ 85254

> **Re: Spirit Finance Corporation**
> **Amendment No. 2 to Form S-11**
> **Filed February 13, 2012**
> **File No. 333-177904**

Dear Mr. Bender:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your financial information in accordance with the requirements under Rule 3-12 of Regulation S-X.

2.   We note your response to comment 8 of our letter dated January 17, 2012. We further note your disclosure on page F-88 that certain leases include purchase options. If you have a material amount of leases with purchase options, please revise to include disclosure regarding these options in the appropriate section(s) of the document.

Risk Factors, page 15

We recently identified a material weakness in our internal control over financial reporting……, page 25

3.   Please expand your risk factor to describe the material weakness you identified in more detail to allow a reader to determine the pervasiveness and impact of the material weakness on the financial statements and your internal control over financial reporting. Discuss the areas/activities that may be impacted by the material weakness.

As a result of acquiring C corporations in carry-over basis transactions…, page 28

4.   Please clarify if the shares of the company will be exchanged on a one-for-one basis with RAIT.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 67

5.   We note your disclosure regarding discontinued operations. Please expand your discussion to quantify losses related to disposed properties separately from losses related to properties held for sale.

Business and Properties, page 94

Our Recent Acquisition Activity, page 112

6.   We note you indicate that as of November 30, 2011, you were actively reviewing 25 potential acquisition opportunities. Please revise to update this section.

Underwriting, page 195

Other Relationships, page 197

7.   Please revise this section to include the fact that an affiliate of Macquarie Capital (USA) Inc., one of the underwriters in this offering, structured and led the August 2007 going-private transaction.

Financial Statements

Notes and Management's Assumptions to Pro Forma Condensed Consolidated Financial Statements, pages F-7 to F-8

8.   Please further explain why you believe that removing the consulting and legal expenses associated with the term loan from your pro forma financial statements complies with the requirements of Article 11 of Regulation S-X. Please discuss why you believe that these costs were directly affected by the transaction. It appears that you are considering the costs incurred to amend the term loan in July 2011 to be part of the conversion/repayment transaction reflected in your pro forma statements. Please advise and tell us your basis, if true.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at 202-551-3439 or Jessica Barberich, Assistant Chief Accountant, at 202-551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Julian T.H. Kleindorfer, Esq.
        Latham & Watkins LLP
        Via E-mail